SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

MAGNETEK, INC.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)
559424403
(CUSIP Number)
D. Kyle Cerminara Fundamental Global Investors, LLC 4201 Congress Street, Suite 140 Charlotte, North Carolina 28209 (704) 323-6851

With a copy to:

Derek D. Bork

Thompson Hine LLP

3900 Key Center

127 Public Square

Cleveland, Ohio 44114

(216) 566-5500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 23, 2015
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 559424403	13D	Page 2 of 10 Pages

1	NAME OF REPORTING PERSON Fundamental Global Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	SOLE VOTING POWER 0
SHARED VOTING POWER 111,090
SOLE DISPOSITIVE POWER 0
SHARED DISPOSITIVE POWER 111,090

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 111,090
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.1%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 559424403	13D	Page 3 of 10 Pages

NAME OF REPORTING PERSON Fundamental Global Partners Master Fund, LP
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
SEC USE ONLY
SOURCE OF FUNDS WC
CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 219,211
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 219,211

AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 219,211
CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.2%
TYPE OF REPORTING PERSON PN

CUSIP No. 559424403	13D	Page 4 of 10 Pages

1	NAME OF REPORTING PERSON Fundamental Global Partners GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION North Carolina

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 111,090
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 111,090

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 111,090
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.1%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 559424403	13D	Page 5 of 10 Pages

NAME OF REPORTING PERSON FG Partners GP, LLC
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
SEC USE ONLY
SOURCE OF FUNDS AF
CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 219,211
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 219,211

AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 219,211
CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.2%
TYPE OF REPORTING PERSON OO

CUSIP No. 559424403	13D	Page 6 of 10 Pages

1	NAME OF REPORTING PERSON Fundamental Global Investors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION North Carolina

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 330,301
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 330,301

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 330,301
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.3%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 559424403	13D	Page 7 of 10 Pages

1	NAME OF REPORTING PERSON Joseph H. Moglia
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 60,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 60,000
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 60,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.7%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 559424403	13D	Page 8 of 10 Pages

This Amendment No. 4 to Statement of Beneficial Ownership on Schedule 13D (“Amendment No. 4”) amends the Statement of Beneficial Ownership on Schedule 13D filed by the Reporting Persons on February 28, 2014, as amended (the “Schedule 13D” or this “Statement”), with respect to the Common Stock, par value $0.01 per share (the “Common Stock”), of Magnetek, Inc., a Delaware corporation (the “Company”). Capitalized terms used but not defined in this Amendment No. 4 shall have the meanings set forth in the Schedule 13D. Except as amended and supplemented by this Amendment No. 4, the Schedule 13D remains unchanged.

Item 3. Source and Amount of Funds or Other Consideration.

The total cost for purchasing the Common Stock reported as owned by Fundamental Global Partners, LP and Fundamental Global Partners Master Fund, LP in this Statement, including brokerage commissions, was approximately $8,820,560.

Item 4. Purpose of Transaction.

The Reporting Persons entered into a letter agreement, dated as of February 23, 2015, with the Company relating to the potential service on the Company’s Board of Directors by Mr. D. Kyle Cerminara. A copy of the letter agreement is filed as Exhibit 99.1 to this Statement and is hereby incorporated herein by reference.

On February 27, 2015, the Board of Directors of the Company provided a notice to Mr. Cerminara stating that it approved his nomination to the Board and will recommend his election to the Board at the Company’s 2015 annual meeting of stockholders. On February 27, 2015, Mr. Cerminara notified the Company’s Board of Directors that he accepted such nomination and agreed to stand for election to the Company’s Board of Directors.

None of the Reporting Persons has any present plan or proposal that would result in any of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D, except as may be proposed by Mr. Cerminara in his capacity as a director of the Company or by such Board of Directors with the participation of Mr. Cerminara. The Reporting Persons reserve the right in the future to formulate any such plans or proposals, and to take any actions with respect to their investments in the Company, including any or all of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) The Reporting Persons beneficially own in the aggregate 330,301 shares of Common Stock, which represents approximately 9.3% percent of the Company’s outstanding shares of Common Stock.

Each of Fundamental Global Partners, LP and Fundamental Global Partners Master Fund, LP directly holds the number and percentage of shares of Common Stock disclosed as beneficially owned by it in the applicable table set forth on the cover page to this Statement.

Mr. Moglia holds 30,000 shares of Common Stock directly and may be deemed to beneficially own an additional 30,000 shares of Common Stock held by the Moglia Family Foundation, which is a charitable foundation for which Mr. Moglia is the sole trustee.

In addition, CWA Asset Management Group, LLC (doing business as “Capital Wealth Advisors”) holds 26,730 shares of Common Stock for the accounts of individual investors, which represents approximately 0.8% of the Company’s outstanding shares of Common Stock. CWA Asset Management Group, LLC provides wealth management, estate planning and family office services to individual investors. The Investment Manager owns 50% of CWA Asset Management Group, LLC.

CUSIP No. 559424403	13D	Page 9 of 10 Pages

Each percentage ownership of shares of Common Stock set forth in this Statement is based on the 3,532,967 shares of Common Stock reported by the Company as outstanding as of November 1, 2014 in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 12, 2014.

(c) The transactions effected by the Fund and the Master Fund in the Common Stock in the open market for the last 60 days is set forth on Schedule A to this Statement.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Discussion in Item 4 of this Statement is hereby incorporated herein by reference.

Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Persons have entered into an agreement with respect to the joint filing of this Statement, which agreement is set forth on the signature page to this Statement.

Item 7. Material to Be Filed as Exhibits.

The following documents are filed as exhibits:

99.1	Letter agreement, dated as of February 23, 2015, by and among the Reporting Persons and the Company.

CUSIP No. 559424403	13D	Page 10 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of this Statement on Schedule 13D with respect to the Common Stock of the Company.

Dated: March 3, 2015

FUNDAMENTAL GLOBAL PARTNERS, LP,

by Fundamental Global Partners GP, LLC, its general partner

/s/ D. Kyle Cerminara
D. Kyle Cerminara
Partner and Manager

FUNDAMENTAL GLOBAL PARTNERS MASTER FUND, LP,

by FG Partners GP, LLC, its general partner

/s/ D. Kyle Cerminara
D. Kyle Cerminara
Manager

FUNDAMENTAL GLOBAL PARTNERS GP, LLC

/s/ D. Kyle Cerminara
D. Kyle Cerminara
Partner and Manager

FG PARTNERS GP, LLC

/s/ D. Kyle Cerminara
D. Kyle Cerminara
Manager

FUNDAMENTAL GLOBAL INVESTORS, LLC

/s/ D. Kyle Cerminara
D. Kyle Cerminara
Chief Executive Officer, Partner and Manager

/s/ D. Kyle Cerminara
D. Kyle Cerminara

/s/ Lewis M. Johnson
Lewis M. Johnson

/s/ Joseph H. Moglia
Joseph H. Moglia

Schedule A

Transactions by Fundamental Global Partners, LP and Fundamental Global Partners Master Fund, LP

in the Common Stock for the last 60 days:

Fundamental Global Partners, LP:

Transaction Date	Number of Shares Bought/(Sold)	Price Per Share ($)
1/2/2015	198	39.775000
1/5/2015	33	39.150000
1/6/2015	330	38.817010
1/7/2015	231	38.618571
1/8/2015	165	39.560980
1/9/2015	370	39.754054
1/12/2015	198	39.885004
1/13/2015	792	39.290076
1/14/2015	264	39.837488
1/15/2015	661	40.413000
1/16/2015	54	40.229444
1/20/2015	132	40.814977
1/21/2015	44	41.540600
1/22/2015	297	41.477778
1/23/2015	1,090	41.130663
1/26/2015	657	40.154004
1/27/2015	304	40.093496
1/28/2015	364	40.077005
1/29/2015	495	39.998397
1/30/2015	495	39.958619
2/2/2015	1,511	39.780251
2/3/2015	(33)	40.380000
2/3/2015	528	40.185515
2/5/2015	132	40.787500
2/6/2015	66	40.710000
2/9/2015	66	40.825000
2/10/2015	429	41.038054
2/11/2015	165	40.952020
2/12/2015	99	40.940000
2/17/2015	66	40.125000
2/18/2015	3	40.360000

Fundamental Global Partners Master Fund, LP:

Transaction Date	Number of Shares Bought/(Sold)	Price Per Share ($)
1/2/2015	402	39.775000
1/5/2015	67	39.150000
1/6/2015	670	38.817010
1/7/2015	469	38.618571
1/8/2015	335	39.560980
1/9/2015	751	39.753725
1/12/2015	402	39.885006
1/13/2015	1,608	39.28997
1/14/2015	536	39.837488
1/16/2015	110	40.229182
1/20/2015	268	40.814969
1/21/2015	89	41.540600
1/22/2015	603	41.477778
1/23/2015	2,210	41.131035
1/26/2015	1,333	40.154207
1/27/2015	618	40.093220
1/28/2015	736	40.078764
1/29/2015	1,005	39.997961
1/30/2015	1,005	39.958708
2/2/2015	3,069	39.780152
2/3/2015	(67)	40.380000
2/3/2015	1,072	40.185700
2/5/2015	268	40.787500
2/6/2015	134	40.710000
2/9/2015	134	40.825000
2/10/2015	871	41.038258
2/11/2015	335	40.952020
2/12/2015	201	40.940000
2/17/2015	134	40.125000
2/18/2015	7	40.360000